April 5, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:       Bryan J. Pitko, Attorney Advisor

Tina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Re:                            Comment Letter Dated April 1, 2016

Trinseo S.A.

Schedule TO-I filed March 28, 2016

File No. 005-88703

Ladies and Gentlemen:

On behalf of Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg (the “Company”), please find below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 1, 2016 (the “Comment Letter”) relating to the Company’s Schedule TO-I, filed with the Commission on March 28, 2016 (File No. 005-88703).

For reference purposes, the Staff’s comment as set out in the Comment Letter is reproduced in bold in this letter, and the response of the Company is shown below such comment.

General

1.                                      We note the disclosure that on March 24, 2016, you completed a repurchase of 1,600,000 of your ordinary shares in connection with a secondary offering of 10,600,000 shares by your parent, Bain Capital Everest Manager Holding SCA. Please provide your analysis as to how your purchase of ordinary shares complies with the prohibition on purchases of subject securities outside of a tender offer under Rule 14e-5. In this respect, we note that the tender offer appears to have been publicly announced on March 21, 2016. Please specifically identify the exception to Rule 14e-5 you are relying on and why it is applicable to the repurchase of ordinary shares described in Schedule TO.

RESPONSE TO COMMENT 1:  The Company supplementally advises the Staff that, prior to the public announcement of the tender offer on March 21, 2016, the Company, Bain Capital Everest Manager Holding SCA (the “Selling Shareholder”) and Goldman, Sachs & Co., as underwriter (the “Underwriter”), entered into an underwriting agreement dated March 21, 2016, which provided for the repurchase by the Company of 1,600,000 of the Company’s ordinary shares being sold by the Selling Shareholder to the Underwriter thereunder (the “Repurchase”).  Shortly thereafter on the morning of March 21, 2016 the Selling Shareholder and the Underwriter determined to increase the size of the offering by 1,000,000 ordinary shares and, as a result, the Company filed a free writing prospectus and the underwriting agreement was revised to reflect this change in the offering size.  This increase in offering size had no impact on the Repurchase.

The Company believes that the Repurchase complies with Rule 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because the Repurchase satisfies the requirements specified in Rule 14e-5(b)(7).  In particular, (i) the underwriting agreement was entered into before public announcement of the tender offer, (ii) the underwriting agreement was unconditional and binding on all parties thereto (subject only to customary closing conditions for underwritten securities offerings), and (iii) the existence of the underwriting agreement and all material terms thereof, including quantity, price and parties were disclosed in the Company’s tender offer materials, copies of which were filed with the Commission on March 28, 2016.

Furthermore, Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. In the current circumstance, where the purpose of the tender offer is to satisfy certain requirements of Luxembourg law as a result of the Repurchase transaction (and is intended to afford all Company shareholders with the opportunity to sell ordinary shares to the Company at the same price that the Company paid in the Repurchase), the Company respectfully submits that none of the foregoing policy concerns are present.  In addition, the Company believes that a delay in making a public announcement regarding the Company’s intention to proceed with the tender offer following completion of the secondary offering and Repurchase would have resulted in investors and other market participants not having access to potentially material information about the Company and its securities during the distribution of the Company’s ordinary shares by the Underwriter in the secondary offering.

*       *       *

The Company has authorized us to confirm to you that it acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its Schedule TO-I; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Schedule TO-I; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to the Staff’s comment.  If you should have any questions about this letter or require any further information, please contact the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:                      Angelo N. Chaclas, Trinseo S.A.